FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-11130

ALCATEL
(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURE
Alcatel and Finmeccanica finalize the creation of new joint ventures and announce nominations of senior management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: July 5, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel and Finmeccanica finalize the creation of new joint ventures and announce nominations of senior management

Paris/Rome, July 1st, 2005 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and Finmeccanica (Milano: SIFI.MI, FNC.IM) today announced the successful creation of two new joint ventures effective as of July 1st 2005: Alcatel Alenia Space and Telespazio Holding.

The creation of these two new companies represents a great opportunity for their growth. Their common objectives will be to consolidate leadership in telecommunication satellite systems and services, to acquire a strong position in the most important European programs, such as Galileo and GMES, and to strengthen space defence and security, as well as observation, exploration and science.

Alcatel Alenia Space, of which Alcatel holds 67% and Finmeccanica 33%, now combines the activities of Alcatel Space and Alenia Spazio. It focuses on the design, development, and manufacturing of space systems, satellites, payloads, orbital infrastructures and space transportation, instruments and associated ground systems for civilian and military applications. The operational headquarters of Alcatel Alenia Space are located in Cannes, France, with plants in France, Italy, Belgium and Spain. With estimated 2004 sales of 1.8 billion euros and around 7,200 employees, it is the European leader in satellite systems.

Telespazio Holding, of which Finmeccanica holds 67% and Alcatel 33%, combines Telespazio with Alcatel Space Services and Operations activities. It concentrates on operations and services for satellite solutions, which include control and exploitation of space systems as well as value-added services for networking, multimedia and earth observation. Its headquarter is located in Rome, Italy with plants in Italy, France and Germany. With estimated 2004 sales of 350 millions euros and around 1,400 people, it is a key player in the space services market.

Alcatel and Finmeccanica will account for Alcatel Alenia Space and Telespazio Holding using proportional consolidation. The creation of the new companies has a cash/debt impact of €109m for the two companies’ shareholders.

Alcatel and Finmeccanica also announced today the nomination of the senior management responsible for each of the two European space companies:

Alcatel Alenia Space:

Mr. Giorgio Zappa, Chief Operating Officer Finmeccanica, will hold the position of Chairman of the supervisory board of Alcatel Alenia Space.

Mrs. Pascale Sourisse will hold the position of President and CEO of this new company.

Telespazio:

Mr. Olivier Houssin, Executive Vice President of Alcatel and President of its Private Communications Group that includes Alcatel’s Space activities, will hold the position of Chairman of the board of directors of Telespazio Holding.

Mr. Giuseppe Veredice will hold the position of CEO of this new company.

For the purposes of this transaction, Alcatel was advised by BNP Paribas, while Finmeccanica was advised by Lazard.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

About Finmeccanica, S.p.A.

Finmeccanica is Italy’s leading high-tech company, operating in the design and manufacture of helicopters, civil and military aircraft, aerostructures, satellites systems and space infrastructure, satellite services, command and control systems, defence electronics and systems, communications, security and IT. Finmeccanica participates in some of the largest international programmes in the sector through well-established alliances with European and American partners. Finmeccanica also boasts significant manufacturing assets and skills in the transport and energy sectors. With operations in Italy and abroad, it employs around 51,000 staff in total. Finmeccanica spends 16% of its revenues on research and development. For more information, please visit http://www.finmeccanica.it

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel : +33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Florence Pontieux / HQ	Tel : +33 (0)1 40 76 12 02	florence.pontieux@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com

Finmeccanica Press Contact
Press Office	Tel : +39 06 32473313	ufficiostampa@finmeccanicai.it
Roberto Alatri	Tel : +39 06 32473313	Roberto.alatri@finmeccanica.it
Marco Valerio Bonelli	Tel : +39 06 32473577	Valerio.bonelli@finmeccanica.it
Riccardo Acquaviva	Tel : +39 06 32473549	Riccardo.acquaviva@finmeccanica.it

Finmeccanica Investor Relation
John Stewart	Tel : +39 06 32473520	Investor_relations@finmeccanicai.it
Raffaella Luglini	Tel : +39 06 32473066	Investor_relations@finmeccanicai.it